EXHIBIT 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1:	NAME AND ADDRESSOF COMPANY

Biovail Corporation
7150 Mississauga Road
Mississauga Ontario L5N 8M5

ITEM 2:	DATE OF MATERIAL CHANGE

May 16, 2008

ITEM 3:	NEWS RELEASE

The news release attached hereto as Exhibit “A” was issued by Biovail Corporation (“Biovail” or the “Company”) on May 16, 2008. The press release was distributed in Canada and the United States through Business Wire and was filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via the System for Electronic Document Analysis and Retrieval (“SEDAR”). The release has been filed as part of the Company’s Form 6-K via the Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange. A copy of the press release was posted to the Company’s website at www.biovail.com.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Biovail announced that its subsidiary reached a settlement with the United States Department of Justice (the “DOJ”).

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that a subsidiary of the Company had reached an agreement with the DOJ in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem®LA. The allegations relate to prior management’s actions in 2002 and 2003 in respect of the Cardizem®LA clinical experience program, titled PLACE (Proving L.A. through Clinical Experience). The agreement eliminates any criminal liability for the Company arising from this matter, and preserves the Company’s ability to conduct business in the United States. Without this agreement, the Company was at risk of being excluded from doing business with any health program sponsored by the U.S. federal government. These programs represent a material proportion of the Company’s business.

The agreement is subject to approval at a court hearing that is expected to take place on a date between July 31, 2008 and September 15, 2008.

Under the terms of the agreement, the Company’s subsidiary, Biovail Pharmaceuticals, Inc. (“BPI”), would plead guilty to charges relating to making payments to induce purchasing or ordering of Cardizem®LA in 2003 and would pay $24.6 million to fully settle this matter. As part of the agreement, the Company expects to receive full releases for all matters related to DOJ’s investigation.

The agreement will not affect any current or future Biovail medicines approved for use in the United States, and will not affect the continued marketing of Cardizem®LA.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, contact Nelson Isabel at 905-286-3250.

ITEM 9:	DATE OF REPORT

May 28, 2008

EXHIBIT “A”

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL SUBSIDIARY REACHES SETTLEMENT

WITH UNITED STATES DEPARTMENT OF JUSTICE

Toronto, Canada, May 16, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that a subsidiary of the Company has reached an agreement with the United States Department of Justice (DOJ) in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem® LA. In particular, the allegations relate to prior management’s actions in 2002 and 2003 in respect of the Cardizem® LA clinical experience program, titled PLACE (Proving L.A. through Clinical Experience). The agreement eliminates any criminal liability for Biovail Corporation arising from this matter, and preserves the Company’s ability to conduct business in the United States. Without this agreement, the Company was at risk of being excluded from doing business with any health program sponsored by the U.S. federal government. These programs represent a material proportion of Biovail’s business.

The agreement is subject to approval at a court hearing that is expected to take place on a date between July 31, 2008 and September 15, 2008.

Under the terms of the agreement, the subsidiary, Biovail Pharmaceuticals, Inc. (BPI), would plead guilty to charges relating to making payments to induce purchasing or ordering of Cardizem® LA in 2003 and would pay $24.6 million to fully settle this matter. As part of the agreement, Biovail Corporation expects to receive full releases for all matters related to the DOJ’s investigation.

“We are pleased to resolve another legacy action. The agreement with the DOJ represents the fourth such action to be resolved in the past six months,” said Bill Wells, Biovail’s Chief Executive Officer. “This is an important and positive result for Biovail and its shareholders as the agreement eliminates the significant exposure to the Corporation related to this matter and should immediately reduce our ongoing legal expenses.

“As we continue to work to resolve the regulatory and legal matters that remain outstanding, our primary focus is on implementing our new strategic focus – one we believe will enhance value for all shareholders.”

The agreement will not affect any current or future Biovail medicines approved for use in the United States, and will not affect the continued marketing of Cardizem® LA.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, the anticipated impact of this agreement and the anticipated impact of the Company’s new strategic focus, and can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “could” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the procedure involved in and the uncertain outcome of legal and regulatory proceedings, the outcome of the court hearing regarding approval of this agreement, the anticipated proxy contest in connection with the election of the board of directors at our upcoming shareholders meeting, and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.